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                                                                    EXHIBIT 99.1

March 18, 2003

Toronto Stock Exchange: WRM
American Stock Exchange: WHT

Wheaton River Minerals Ltd. (WRM: TSX; WHT: AMEX) announces the completion of its previously announced acquisition of Rio Tinto's 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia.

Wheaton River is now the 8th largest Canadian gold producer with projected 2003 production, on an annualized basis, of 458,500 gold equivalent ounces (371,000 gold ounces and 6.4 million silver ounces) at a projected cash cost of US$124 per gold equivalent ounce.

Chairman and CEO Ian Telfer stated, "This is a very exciting day for Wheaton River, its shareholders and employees. This acquisition places the company solidly in the intermediate producer category with production of almost 500,000 ounces and cash costs below US$130 per ounce. Wheaton has been able to assemble such high quality assets in a short period of time due to the strong support of its employees, advisors and shareholders."

In order to fund the acquisition the Company raised Cdn.$333.5 million in what is believed to be the largest gold equity financing done in Canada. This was accomplished through the sale of 230 million subscription receipts, each of which will be automatically exercised into one common share and one-quarter of one common share purchase warrant of Wheaton River on March 24, 2003. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$1.65 until May 30, 2007. The cost of the acquisition was US$210 million, plus closing adjustments of approximately US$4 million.

As a reflection of the increased size and scope of the company, Wheaton River is pleased to announce the addition of two executives to the management team.

Mr. Russell Barwick has been appointed Executive Vice President of Wheaton River and Managing Director of its Asia-Pacific operations. In this capacity, Mr. Barwick will oversee operations at the Peak Mine and will lead business development initiatives in that region. Mr. Barwick, based in Sydney, was previously Managing Director and CEO of Newcrest Mining Limited and was also Director of Placer Dome Asia Pacific.

Mr. Peter Barnes has been appointed Executive Vice President of Wheaton River and will be based in the Vancouver head office. Prior to joining Wheaton River, Mr. Barnes was President and CFO of Crew Development Corporation.

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Safe Harbor Statement under the United States Private Securities Litigation
Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com.